Exhibit 15.1

Recon Technology Reports Fiscal Year 2018 Financial Results

BEIJING, September 28, 2018 /PRNewswire/ -- Recon Technology, Ltd. (Nasdaq: RCON) ("Recon" or the "Company"), a China-based independent solutions integrator in the oilfield service and environmental protection, electric power and coal chemical industries, today announced its financial results for the fiscal year ended June 30, 2018.

Management Commentary

Mr. Shenping Yin, founder and CEO of Recon stated, "We are pleased to announce our financial results for fiscal year 2018. Our revenues increased to RMB 84.7 million from RMB 60.1 million over the same period last year. This was an improvement of 41.1% year over year, exceeding our expectations of a 30% increase as previously disclosed in our annual letter to shareholders. In addition to this top line growth, over the past fiscal year our management invested in manufacturing equipment, constructing wastewater and oil sludge treatment plants and Future Gas Station (Beijing) Technology, Ltd ("FGS"), as oil prices and the oil industry improved. FGS is a service company focusing on providing new technical application and data operation to gas stations of oil companies such as PetroChina Co., Ltd. So far, we have secured a 43% interest in FGS and FGS’ performance is exceeding our expectations. We expect to improve our margins as these investments bear fruition and we continue to see strong demand for energy services as the oil market strengthens."

Mr. Yin continued, "China’s energy market is more and more diversified in terms of the structure and the market participants. As a non-state-owned company, Recon is getting more opportunities. In addition, we have expanded our automation business from the oil industry to the coal chemical and new energy industries by leveraging our knowledge and experience in automation, and our relationships with large energy companies. As of today, we have signed contracts amounted up to RMB22.48 million with Shenhua Group Corporation Limited ("Shenhua Group") and RMB14.20 million with Xinjiang East Hope New Energy Co., Ltd. (“East Hope”). We have also integrated the new energy technology into our traditional furnaces and will vigorously explore the civilian market of furnaces. We believe all these efforts will bring Recon and our shareholders more value in the future."

Fiscal Year 2018 Financial Highlights (all comparable to the prior year period):

	For the Fiscal Year Ended June 30,
(RMB millions, except per share data)	2018	2017	% Change
Revenue	84.7	60.1	41.1%
Automation product and software	19.0	22.4	-15.2%
Equipment and accessories	64.0	26.7	139.9%
Oilfield environmental protection	1.8	11.0	-84.0%
Gross profit	4.2	16.0	-74.0%
Gross margin	4.9%	26.6%	-21.7pp
Loss from operations	-40.9	-30.6	33.7%
Net loss attributable to Recon Technology, Ltd	-44.1	-31.4	40.2%
Loss per share	-3.84	-4.90	-21.6%

* Note: pp represents percentage points

•	Total revenues for fiscal year 2018 increased by 41.1% to RMB84.7 million ($12.8 million).

•	The revenue of equipment and accessories business was a record RMB64.0 million ($9.7 million) for fiscal year 2018 increasing 139.9% compared to RMB26.7 million during fiscal year 2017.

•	Gross profit for fiscal year 2018 was RMB4.2 million ($0.6 million). Gross profit margin for fiscal year 2018 was 4.9%, which decreased by 21.7 percentage points compared to fiscal year 2017.

•	Net loss attributable to Recon for fiscal year 2018 was RMB44.1 million ($6.7 million), or RMB3.84 ($0.58) per basic and diluted share, compared to RMB31.5 million, or RMB4.90 per basic and diluted share, for fiscal year 2017.

Fiscal Year 2018 Financial Results

Revenue

Total revenues for the fiscal year ended June 30, 2018 increased by RMB24.7 million, or 41.1%, to RMB84.7 million ($12.8 million) compared to RMB60.1 million for the fiscal year ended June 30, 2017. The increase in revenues was accomplished through the addition of new clients and development of new business.

Revenue from automation product and software decreased by RMB3.4 million, or 15.2%, to RMB19.0 million ($2.9 million) for the fiscal year ended June 30, 2018 from RMB22.4 million for the fiscal year ended June 30, 2017, mainly affected by less expenditure on surface projects and postponed production activities by clients.

Revenue from equipment and accessories increased by RMB37.3 million, or 139.9%, to RMB64.0 million ($9.7 million) for the fiscal year ended June 30, 2018 from RMB26.7 million for the fiscal year ended June 30, 2017, the significant increase was primarily due to increased equipment sales, including furnaces and related accessories in normal chemical and civil furnace markets.

Revenue from oilfield environmental protection decreased by RMB9.2 million, or 84.0%, to RMB1.8 million ($0.3 million) for the fiscal year ended June 30, 2018 from RMB11.0 million for the fiscal year ended June 30, 2017. The Company devoted resources on construction of oily sludge treatment processing projects this year and less waste-water projects were done during this period. The Company expects the oily sludge treatment processing projects to be operational by the end of the calendar year 2018 and to generate annual revenue of more than RMB50 million, assuming full capacity.

Cost and Margin

Total cost of revenues increased by RMB36.5 million, or 82.7%, to RMB80.6 million ($12.2 million) for the fiscal year ended June 30, 2018 from RMB44.1 million for the fiscal year ended June 30, 2017. The increase was mainly caused by significant growth in revenue generated from equipment and accessories.

Cost of revenue from automation product and software increased by RMB4.6 million ($0.7 million), or 37.2%, to RMB17.0 million ($2.6 million) for the fiscal year ended June 30, 2018 from RMB12.3 million for the fiscal year ended June 30, 2017. The increase in cost of revenue from automation product and software was primarily attributable to 1) a mass of business of Shenhua Group contracts with lower margin; and 2) some pre-contract costs devoted to Changqing Oilfield projects.

Cost of revenue from equipment and accessories increased by RMB40.1 million ($6.1 million), or 183.3%, to RMB62.0 million ($9.4 million) for the fiscal year ended June 30, 2018 from RMB21.9 million for the fiscal year ended June 30, 2017. The increase in cost of revenue from equipment and accessories was primarily attributable to quickly increased sales of furnaces to general industry clients.

Cost of revenue from oilfield environmental protection decreased by RMB8.1 million ($1.2 million), or 85.9%, to RMB1.3 million ($0.2 million) for the fiscal year ended June 30, 2018 from RMB9.4 million for the fiscal year ended June 30, 2017. The variance in cost of revenue was mainly due to less business of waste water treatment. The Company expects this part will increase in the coming year as our new subsidiary Gan Su BHD runs.

Gross profit decreased by RMB11.8 million, or 74.0%, to RMB4.2 million ($0.6 million) for the fiscal year ended June 30, 2018 from RMB16.0 million from the fiscal year ended June 30, 2017. The decrease in gross profit was primarily due to the increase in revenue, offset by the increase in cost of revenue. Gross margin decreased by 21.7 percentage points to 4.9% for the fiscal year ended June 30, 2018 from 26.6% from the fiscal year ended June 30, 2017.

Operating Expenses

Selling and distribution expenses increased by RMB3.6 million, or 79.7%, to RMB8.0 million ($1.2 million) for the fiscal year ended June 30, 2018 from RMB4.5 million for the fiscal year ended June 30, 2017. This increase was primarily due to an increase in traveling expense and service and testing fees as the Company expanded its market to new basements of Changqing Oilfield and new industries.

General and administrative expenses increased by RMB1.9 million, or 5.9%, to RMB34.7 million ($5.2 million) for the fiscal year ended June 30, 2018 from RMB32.8 million for the fiscal year ended June 30, 2017. The increase in general and administrative expenses was mainly due to an increase in salaries and rent expenses, the increase was partially offset by the decrease in consulting fees.

Provision for doubtful accounts was RMB0.8 million ($0.1 million) for the fiscal year ended June 30, 2018, compared to reversal of provision for doubtful accounts of RMB1.8 million for the fiscal year ended June 30, 2017. Management plans to continue to monitor accounts receivable to maintain the provision at a lower level.

Research and development expenses decreased by RMB4.4 million, or 57.7%, to RMB3.2 million ($0.5 million) for the fiscal year ended June 30, 2018 from RMB7.6 million for the fiscal year ended June 30, 2017. This decrease was primarily due to less research and development expense spent on design of chemical products used for waste water treatment and digital oilfield models and platform. The Company was focusing on the transformation of advanced R&D results into projects, which were undertaken by Gan Su BHD and Qing Hai BHD.

Net Loss

Loss from operations was RMB40.9 million ($6.2 million) for the fiscal year ended June 30, 2018, compared to a loss of RMB30.6 million for the fiscal year ended June 30, 2017. This RMB10.3 million ($1.6 million) increase in loss from operations was primary due to a decrease in gross profit, as well as an increase in selling and distribution expenses and general and administrative expenses and partly offset by a decrease in research and development expenses.

Other expense, net was RMB4.4 million ($0.7 million) for the fiscal year ended June 30, 2018, compared to other expense, net of RMB0.3 million for the fiscal year ended June 30, 2017. The RMB4.1 million ($0.6 million) increase in other expense, net was primarily due to the increased loss from investment in unconsolidated entity of RMB4.0 million ($0.6 million).

Provision for income tax was RMB16,230 (approximately $2,500) for the fiscal year ended June 30, 2018, compared to RMB0.3 million for the fiscal year ended June 30, 2017. The decrease in the Company’s provision for income taxes was primarily due to the decreased taxable income of Nanjing Recon for the fiscal year ended June 30, 2018.

Net loss was RMB45.4 million ($6.9 million) for the fiscal year ended June 30, 2018, compared to RMB31.2 million for the fiscal year ended June 30, 2017. Net loss attributable to Recon for the fiscal year ended June 30, 2018 was RMB44.1 million ($6.7 million), or RMB3.84 ($0.58) per basic and diluted share, compared to RMB31.4 million, or RMB4.90 per basic and diluted share for the fiscal year ended June 30, 2017.

Financial Condition

As of June 30, 2018, the Company had cash of RMB45.3 million ($6.8 million), compare to RMB3.8 million as of June 30, 2017. As of June 30, 2018, the Company had working capital of RMB74.8 million ($11.3 million), compare to RMB38.9 million as of June 30, 2017.

Net cash used in operating activities was RMB21.1 million ($3.2 million) for the fiscal year ended June 30, 2018, compared to net cash provided by operating activities of RMB5.7 million for the fiscal year ended June 30, 2017. Net cash used in investing activities was RMB16.0 million ($2.4 million) for the fiscal year ended June 30, 2018, compare to RMB0.6 million for the fiscal year ended June 30, 2017. Net cash provided by financing activities was RMB76.9 million ($11.6 million) for the fiscal year ended June 30, 2018, compared to net cash used in financing activities of RMB3.1 million for the fiscal year ended June 30, 2017.

Exchange Rate

The translation of RMB amounts into U.S. dollars are included solely for the convenience of readers and have been made at the rate of RMB6. 6198 to $1.00, the approximate exchange rate prevailing on June 30, 2018.

Recent Developments

On August 27, 2018, the Company signed a contract with East Hope, a polysilicon producer in China. Pursuant to the signed contract, Recon has agreed to sell to East Hope a distributed control system known as "DCS" for data collection and equipment control and a safety instrumented system known as "SIS" for safety protection control. Recon is obligated to deliver the equipment before December 15, 2018 and install the equipment before December 31, 2018. As consideration, East Hope is obligated to pay Recon RMB 14.2 million (approximately USD $2.1 million).

On August 21, 2018, the Company entered into a definitive investment agreement and a supplemental agreement (collectively, the “Agreement”) with FGS and the other shareholders of FGS. Following full performance under the Agreement, Recon will own 43% of FGS. As consideration for increasing its affiliates’ interest in FGS from 8% to 43%, Recon will (1) pay a total of RMB 10 million in cash to FGS in five installments and (2) issue 2,435,284 restricted ordinary shares of Recon (the “Restricted Shares”) to the other shareholders of FGS within 30 days after FGS finalizes recording Recon’s corresponding interest at the local governmental agency. If FGS does not reach certain performance goals, Recon has the right to cancel without further payment part or all of the Restricted Shares. The Restricted Shares are also subject to lock-up period requirements that vary for each FGS shareholder, from one year to three years following issuance of the Restricted Shares.

On July 19, 2018, the Company completed the first stage of its construction of a comprehensive disposal treatment project (the "Project") in Yumen city, Gansu province through its 51% subsidiary, Gansu BHD Environmental Technology Co., Ltd ("Gansu BHD"), which focuses on oilfield sewage treatment and oily sludge disposal projects. The Project, which will have an annual processing capacity of 60,000 tons of oily waste, is the only such treatment facility located in Yumen city.

On June 11, 2018, FGS, of which Recon indirectly holds a minority stake, has recently entered into a strategic cooperation agreement with JD Finance, to establish an information communication mechanism and long term cooperation relationship. JD Finance is the financial technology arm of JD.com, China's largest online direct sales company. This cooperation will allow customers to refuel their vehicles though the JD Finance App, which will be supported by the FGS platform and linked to the FGS database.

About Recon Technology, Ltd.

Recon Technology, Ltd. (RCON) is China's first listed non-state-owned oil and gas field service company on NASDAQ. Recon supplies China's largest oil exploration companies, Sinopec (SNP) and CNPC, with advanced automated technologies, efficient gathering and transportation equipment and reservoir stimulation measure for increasing petroleum extraction levels, reducing impurities and lowering production costs. Through the years, Recon has taken leading positions on several market segments of the oil and gas field service industry. Recon also has developed stable long-term cooperation relationship with its major clients, and its products and service are well accepted by clients. For additional information please visit: www.recon.cn.

Safe Harbor

This news release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. These statements are subject to uncertainties and risks including, but not limited to, product and service demand and acceptance, changes in technology, economic conditions, the impact of competition and pricing, government regulation, and other risks contained in reports filed by the company with the Securities and Exchange Commission. All such forward-looking statements, whether written or oral, and whether made by or on behalf of the company, are expressly qualified by the cautionary statements and any other cautionary statements which may accompany the forward-looking statements. In addition, the company disclaims any obligation to update any forward-looking statements to reflect events or circumstances after the date hereof.

For more information, please contact:

In China:

Ms. Liu Jia
Chief Financial Officer
Recon Technology, Ltd.
Phone: +86 (10) 8494-5799
Email: info@recon.cn

In the United States:

Ms. Tina Xiao
President
Ascent Investor Relations LLC
Phone: +1-917-609-0333
Email: tina.xiao@ascent-ir.com

RECON TECHNOLOGY, LTD

CONSOLIDATED BALANCE SHEETS

	As of June 30,	As of June 30	As of June 30
	2017	2018	2018
	RMB	RMB	U.S. Dollars
ASSETS
Current assets
Cash	¥3,809,279	¥45,340,578	$6,849,237
Notes receivable	6,112,960	3,995,962	603,638
Trade accounts receivable, net	39,425,911	24,254,007	3,663,858
Inventories, net	2,627,974	6,758,841	1,021,004
Other receivables, net	4,106,510	7,320,953	1,105,918
Purchase advances, net	11,476,000	12,654,546	1,911,621
Prepaid expenses	828,441	509,682	76,994
Total current assets	68,387,075	100,834,569	15,232,270

Property and equipment, net	2,767,970	3,171,109	479,034
Construction in progress	-	11,779,784	1,779,477
Land use right, net	-	1,335,126	201,687
Long-term trade accounts receivable, net	-	4,212,829	636,398
Prepayments for construction in progress	-	474,100	71,618
Total Assets	¥71,155,045	¥121,807,517	$18,400,484

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current liabilities
Trade accounts payable	¥8,352,870	¥8,754,347	$1,322,449
Other payables	3,351,900	3,170,670	478,969
Other payable- related parties	3,314,019	3,211,457	485,129
Deferred revenue	1,259,725	85,140	12,861
Accrued payroll and employees' welfare	2,014,514	600,434	90,703
Taxes payable	684,721	431,913	65,246
Short-term borrowings	300,000	-	-
Short-term borrowings - related parties	10,168,008	9,018,065	1,362,287
Long-term borrowings - related party - current portion	-	719,895	108,749
Total Current Liabilities	29,445,757	25,991,921	3,926,393

Long-term borrowings - related party	-	8,943,834	1,351,073
Total Liabilities	29,445,757	34,935,755	5,277,466

Commitments and Contingencies

Equity
Ordinary shares, ($ 0.0185 U.S. dollar par value, 100,000,000 shares authorized; 18,380,349 shares and 9,902,914 shares issued and outstanding as of June 30, 2018 and June 30, 2017, respectively)	1,261,288	2,279,510	344,347
Additional paid-in capital	123,436,043	207,490,280	31,343,890
Statutory reserve	4,148,929	4,148,929	626,745
Accumulated deficit	(95,352,659)	(139,424,980)	(21,061,812)
Accumulated other comprehensive gain (loss)	(249,156)	1,516,093	229,024
Total stockholders’ equity	33,244,445	76,009,832	11,482,194
Non-controlling interests	8,464,843	10,861,930	1,640,824
Total equity	41,709,288	86,871,762	13,123,018
Total Liabilities and Equity	¥71,155,045	¥121,807,517	$18,400,484

RECON TECHNOLOGY, LTD

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	For the years ended
	June 30,
	2016	2017	2018	2018
	RMB	RMB	RMB	USD

Revenues	42,728,277	60,054,462	84,712,046	12,796,768

Cost of revenues and related tax	35,481,394	44,090,960	80,561,861	12,169,833

Gross profit	7,246,883	15,963,502	4,150,185	626,935

Selling and distribution expenses	5,630,715	4,458,218	8,013,353	1,210,513
General and administrative expenses	20,195,701	32,751,142	34,687,317	5,239,934
Provision for (net recovery of) doubtful accounts	14,475,074	1,766,286	(841,242)	(127,080)
Research and development expenses	6,856,522	7,599,340	3,215,653	485,763
Operating expenses	47,158,012	46,574,986	45,075,081	6,809,130

Loss from operations	(39,911,129)	(30,611,484)	(40,924,896)	(6,182,195)

Other income (expenses)
Subsidy income	289,087	132,791	371,650	56,142
Interest income	183,553	73,990	68,028	10,276
Interest expense	(903,368)	(548,878)	(897,521)	(135,581)
Loss from investment in unconsolidated entity	-	-	(4,037,736)	(609,948)
Foreign exchange transaction gain (loss)	7,570	21,502	(4,068)	(615)
Other income (expense)	(2,445)	36,178	65,539	9,900
Other expense, net	(425,603)	(284,417)	(4,434,108)	(669,826)
Loss before income tax	(40,336,732)	(30,895,901)	(45,359,004)	(6,852,021)
Income tax expenses	545,845	307,900	16,230	2,452
Net loss	(40,882,577)	(31,203,801)	(45,375,234)	(6,854,473)

Less: Net income (loss) attributable to non-controlling interests	-	241,346	(1,302,913)	(196,821)
Net loss attributable to Recon Technology, Ltd	¥(40,882,577)	¥(31,445,147)	¥(44,072,321)	$(6,657,652)

Comprehensive loss
Net loss	(40,882,577)	(31,203,801)	(45,375,234)	(6,854,473)
Foreign currency translation adjustment	98,511	(30,116)	1,765,249	266,662
Comprehensive loss	(40,784,066)	(31,233,917)	(43,609,985)	(6,587,811)
Less: Comprehensive income (loss) attributable to non-controlling interests	-	241,346	(1,302,913)	(196,821)
Comprehensive loss attributable to Recon Technology, Ltd	¥(40,784,066)	¥(31,475,263)	¥(42,307,072)	$(6,390,990)

Loss per ordinary share - basic and diluted	¥(7.23)	¥(4.90)	¥(3.84)	$(0.58)
Weighted - average shares -basic and diluted	5,653,149	6,417,305	11,483,464	11,483,464

RECON TECHNOLOGY, LTD

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the years ended June 30,
	2016	2017	2018	2018
	RMB	RMB	RMB	U.S. Dollars

Cash flows from operating activities:
Net loss	¥(40,882,577)	¥(31,203,801)	¥(45,375,234)	$(6,854,473)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	955,083	856,735	1,119,049	169,046
Gain from disposal of equipment	(40,688)	(35,919)	(78,285)	(11,826)
Provision for (net recovery of) doubtful accounts	14,475,074	1,766,286	(841,243)	(127,080)
Provision for slow moving inventories	2,428,288	-	65,245	9,856
Share based compensation	2,096,162	2,039,446	840,286	126,935
Restricted shares issued for management	3,595,146	12,904,723	14,621,838	2,208,804
Loss from investment in unconsolidated entity	-	-	4,037,736	609,948
Deferred tax provision	1,742,098	-	-	-
Restricted shares issued for services	2,287,415	8,399,240	3,050,896	460,874
Income tax benefit	(1,196,253)	-	-	-
Changes in operating assets and liabilities:
Notes receivable	(454,647)	(1,452,783)	2,116,998	319,798
Trade accounts receivable, net	14,658,360	(245,190)	11,972,175	1,808,540
Trade accounts receivable-related parties, net	1,090,453	-	-	-
Inventories, net	1,191,811	3,597,832	(4,196,110)	(633,873)
Other receivable, net	(1,775,659)	17,632,104	(3,241,846)	(489,720)
Other receivables-related parties, net	91,021	-	-	-
Purchase advance, net	4,930,479	(10,534,132)	(1,241,102)	(187,483)
Purchase advance-related parties, net	1,374,034	-	-	-
Prepaid expense	716,004	(718,130)	318,759	48,152
Prepaid expense - related parties, net	420,000	-	-	-
Trade accounts payable	(9,615,363)	812,440	(2,706,304)	(408,820)
Other payables	712,525	(189,302)	(151,751)	(22,924)
Other payables-related parties	1,869,889	(366,225)	(102,563)	(15,493)
Deferred revenue	(1,878,848)	853,044	(1,174,585)	(177,435)
Accrued payroll and employees' welfare	134,320	1,633,405	140,828	21,274
Taxes payable	790,199	(78,700)	(269,358)	(40,690)
Net cash provided by (used in) operating activities	(285,674)	5,671,073	(21,094,571)	(3,186,590)

Cash flows from investing activities:
Investment in unconsolidated entity	-	-	(4,037,736)	(609,948)
Purchases of property and equipment	(181,075)	(638,119)	(1,503,410)	(227,108)
Proceeds from disposal of equipment	60,000	51,900	32,000	4,834
Payments for land use right	-	-	(1,361,969)	(205,742)
Payments and prepayments for construction in progress	-	-	(9,157,103)	(1,383,290)
Net cash used in investing activities	(121,075)	(586,219)	(16,028,218)	(2,421,254)

Cash flows from financing activities:
Proceeds from short-term bank loans	500,000	-	45,000	6,798
Repayments of short-term bank loans	(7,500,000)	-	(45,000)	(6,798)
Proceeds from short-term borrowings	530,000	1,100,000	4,600,000	694,885
Repayments of short-term borrowings	-	(1,330,000)	(4,900,000)	(740,204)
Proceeds from short-term borrowings-related parties	12,895,400	13,103,718	20,188,318	3,049,687
Repayments of short-term borrowings-related parties	(16,780,765)	(15,950,682)	(21,332,036)	(3,222,459)
Proceeds from long-term borrowings-related party	-	-	10,000,000	1,510,620
Repayments of long-term borrowings-related party	-	-	(371,975)	(56,191)
Proceeds from sale of ordinary shares, net of issuance costs	171,919	-	65,004,531	9,819,712
Capital contribution by noncontrolling shareholders	-	-	3,700,000	558,929
Net cash provided by (used in) financing activities	(10,183,446)	(3,076,964)	76,888,838	11,614,979

Effect of exchange rate fluctuation on cash	62,886	(16,231)	1,765,250	266,662

Net increase (decrease) in cash	(10,527,309)	1,991,659	41,531,299	6,273,797
Cash at beginning of year	12,344,929	1,817,620	3,809,279	575,437
Cash at end of year	¥1,817,620	¥3,809,279	¥45,340,578	$6,849,234

Supplemental cash flow information
Cash paid during the year for interest	¥903,368	¥571,037	¥868,042	$131,128
Cash paid (received) during the year for taxes	¥142,477	¥284,487	¥(22,671)	$(3,425)

Non-cash investing and financing activities
Shares issued to settle salary payable	¥-	¥-	¥1,554,908	$234,887
AR and short-term borrowings-related parties offset	¥200,000	¥-	¥-	$-
Inventories used for fixed assets	¥1,025,410	¥-	¥-	$-
Payable for Construction in Progress	¥-	¥-	¥3,096,781	$467,806
Non-cash payment for property and equipment purchase	¥-	¥87,265	¥-	$-
Issuance of unvested ordinary shares to senior managers	¥-	¥55,685	¥-	$-
Receivable for disposal of property and equipment	¥-	¥-	¥81,900	$12,372